

March 17, 2011

Timothy B. Murphy
Chief Executive Officer
Investors Capital Holdings, Inc.
230 Broadway East
Lynnfield, MA 01940

     Re: **Investors Capital Holdings, Inc.**
         Form 10-K for the Fiscal Year Ended March 31, 2010
         Form 10-Q for the Fiscal Quarters Ended June 30, 2010,
         September 30, 2010, and December 31, 2010
         File No. 333-43664

Dear Mr. Murphy:

   We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Cicely LaMothe
              Senior Assistant Chief Accountant